

August 13, 2010

Anson Yiu Ming Fong
Sino Green Land Corporation
c/o Asher S. Levitsky P.C.
Sichenzia Ross Friedman Ference LLP
61 Broadway 32nd Floor
New York, New York 10006

      Re: Sino Green Land Corporation
            Amendment No. 3 to Registration Statement on Form S-1
            Filed August 4, 2010
            File No. 333-164006

Dear Mr. Fong:

      We have reviewed your response letter and amended Form S-1 filed August 4, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Compensation of Directors, page 53

1. Please include in your disclosure the response you provided to comment 10 of our letter dated July 12, 2010 so that it is clear how you arrived at the amount reflected in the table.

Financial Statements

8. Equity Transactions, pages F-16 – F-18

2. We read your response to comment seven of our letter dated July 12, 2010.   We do not concur with your assessment as it relates to your 2009 warrants. We do not believe the features of the warrants would qualify for the scope exception to enable

you to classify them within equity. We note your analysis with respect to the "net income" exercise price adjustment feature of the warrants. However, we are not convinced that they are considered indexed to your own stock since net income is not an input to the calculation of the fair value of the warrants. Please revise your financial statements and footnotes accordingly.

3. Further, explain to us in detail the basis behind your proposal to classify the 2008 warrants as a liability prospectively in 2010 as opposed to correcting this apparent accounting error in your 2009 financial statements. We note you continue to disclose that all warrants are classified within equity on page F-17. We may have further comment.

Index to Consolidated Financial Statements, page F-1

4. Please update your financial statements to include the most recent interim period ended June 30, 2010. See Article 8-08 of Regulation S-X.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant , at (202) 551-3339 or, in his absence, Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Asher S. Levitsky
        Sichenzia Ross Friedman Ference LLP
        Via Facsimile (212) 981-6767